Exhibit 12

Pacific Gas and Electric Company
Computation of Ratios of Earnings to Fixed Charges

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
(dollars in millions)	2003	2002	2002	2001	2000	1999	1998

Earnings:
Net income (loss)	$272	$1,065	$1,819	$1,015	$(3,483)	$788	$729
Income tax expense (benefit)	125	731	1,178	596	(2,154)	648	629
Fixed charges	458	569	1,029	1,019	648	637	673

Total earnings	$855	$2,365	$4,026	$2,630	$(4,989)	$2,073	$2,031

Fixed charges:
Interest on short-term borrowings and long-term debt, net	$448	$550	$996	$981	$616	$604	$635
Interest on capital leases	1	1	2	2	2	3	2
AFUDC debt	9	8	21	12	6	7	12
Earnings required to cover the preferred security distribution requirements of majority owned trust	—	10	10	24	24	24	24

Total fixed charges	$458	$569	$1,029	$1,019	$648	$638	$673

Ratios of Earnings to Fixed Charges	1.87x	4.16x	3.91x	2.58x	—x (1)	3.25x	3.02x

Note:

For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to fixed charges, “earnings” represent net income adjusted for income taxes and fixed charges (excluding capitalized interest). “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest of subordinated debentures held by trust, interest on capital leases, and earnings required to cover the preferred security distribution requirements of our wholly owned trust.

(1)	The ratio of earnings to fixed charges indicates a deficiency of less than one-to-one coverage aggregating $5,637 million.